March 26, 2019	Lauren B. Prevost

VIA EDGAR	404-504-7744

Ms. Sonia Gupta Barros	lprevost@mmmlaw.com
Assistant Director, Office of Real Estate and Commodities	www.mmmlaw.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:          MogulREIT I, LLC

Amendment No. 1 to

Offering Statement on Form 1-A

Filed June 21, 2018

File No. 024-10840

Dear Ms. Gupta Barros:

This letter is being submitted on behalf of MogulREIT I, LLC (File No. 024-10840) (the “Company”) in response to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on March 13, 2019.

Comment No. 1:  Revise disclosure in the offering statement to discuss the basis for the belief that the arbitration provision is enforceable under federal and state law; indicate that the provision applies to claims relating to the offering and only in compliance with federal securities laws in so far as such compliance is directly related to the offering and clarify that the Company is not waiving its compliance with federal securities laws and the rules and regulations thereunder.

Response:  The Company respectfully submits that it has made the above-referenced revisions, which revisions are reflected in the offering circular portion of the Company’s Offering Statement on Form 1-A/A, as submitted with the Securities and Exchange Commission on March 26, 2019.

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Thank you for your consideration of the Company’s response to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:   Ms. Jilliene Helman

Mr. William Wenke